SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO /A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)

INAMED CORPORATION
(Name of Subject Company (Issuer))
INAMED CORPORATION
(f/k/a Banner Acquisition, Inc.)
and
ALLERGAN, INC.
(Names of Filing Persons (Offeror))
Common Stock
including associated preferred stock purchase rights
(Title of Class of Securities)
453235103
(CUSIP Number of Class of Securities)
Douglas S. Ingram
Executive Vice President, General Counsel and Secretary
Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612
(714) 246-4500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Michelle A. Hodges
Gibson, Dunn & Crutcher LLP
4 Park Plaza, Suite 1400
Irvine, CA 92614
(949) 451-3800

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$3,149,239,143	$370,665.45

*	The transaction value is estimated only for purposes of calculating the filing fee. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, the market value of the securities to be received was calculated as the product of (i) 37,999,869 shares of Inamed common stock (the sum of (x) 36,352,579 shares of Inamed common stock outstanding and (y) 1,647,290 shares of Inamed common stock issuable upon the exercise of outstanding options, each as of October 28, 2005 (as reported in the Form S-4 Registration Statement of Medicis Pharmaceutical Corporation and Proxy Statement of Inamed, filed with the Securities and Exchange Commission on November 2, 2005) and (ii) $82.875, which is the average of the high and low sales prices of Inamed common stock reported on Nasdaq National Market System on November 17, 2005.

**	$117.70 per million dollars of transaction value, in accordance with Rule 0-11 and Fee Rate Advisory No. 6 for fiscal year 2005.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $370,665.45	Filing Party: Allergan, Inc.
Form or Registration No.: Form S-4 (333-129871) and Schedule TO	Date Filed: November 21, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑ third party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

     This Amendment No. 11 amends and supplements the Tender Offer Statement on Schedule TO, initially filed by Allergan, Inc., a Delaware corporation (“Allergan”) and Banner Acquisition, Inc., a Delaware corporation (now known as Inamed Corporation) (“Offeror”) and a wholly owned subsidiary of Allergan, with the Securities and Exchange Commission (the “SEC”) on November 21, 2005, and subsequently amended by Amendments No. 1 through No. 10 (as amended from time to time, the “Schedule TO”), relating to the offer by Offeror (the “Offer”) to exchange for each outstanding share of common stock of Inamed Corporation, a Delaware corporation (“Inamed”), including the associated preferred stock purchase rights (collectively, the “Inamed Shares”), at the election of the holder thereof: (a) $84.00 in cash, without interest, or (b) 0.8498 of a share of Allergan common stock, including the associated preferred stock purchase rights, upon the terms and subject to the conditions described in the Prospectus (as defined below) and the related letter of election and transmittal, including in each case the proration and election procedures described therein.
     Allergan has filed with the SEC Amendment No. 3 to its Registration Statement on Form S-4 (file no. 333-129871) relating to the offer and sale of the Allergan common stock to be issued to holders of Inamed Shares in the Offer (as amended, the “Registration Statement”). The terms and conditions of the Offer are set forth in the prospectus, which is a part of the Registration Statement (as amended or supplemented from time to time, the “Prospectus”), and the related letter of election and transmittal, which are filed as Exhibits (a)(4)(A) and (a)(1)(A), respectively, hereto.
Items 1 through 11.
     Items 1, 5, 7, 8 and 11 of the Schedule TO are hereby amended and supplemented to add the following:
Expiration of Offer and Results
     On March 17, 2006, Offeror accepted for exchange 34,647,820 Inamed Shares, including all Inamed Shares delivered after the expiration of the Offer to satisfy guaranteed deliveries. The Inamed Shares accepted in the Offer represented approximately 93.86 percent of the Inamed Shares then outstanding.
     The Offer expired at 11:59 p.m., Eastern time, on Friday, March 17, 2006, and all validly tendered Inamed Shares were accepted for purchase promptly thereafter.
     The aggregate amount of cash to be paid by Offeror for the Inamed Shares exchanged pursuant to the Offer is approximately $1.31 billion, and the aggregate number of shares of Allergan common stock to be issued pursuant to the Offer is 16,194,045 shares.
     Following the completion of the Offer, and pursuant to the Agreement and Plan of Merger, dated as of December 20, 2005, by and among Allergan, Offeror and Inamed (as amended by Amendment No. 1 thereto, dated as of March 11, 2006, the “Merger Agreement”), on March 23, 2006, Allergan completed its acquisition of Inamed through a merger of Offeror with and into Inamed (the “Inamed Merger”), with Inamed surviving the Inamed Merger as a wholly-owned subsidiary of Allergan. In the Inamed Merger, each Inamed Share outstanding immediately prior to the effective time of the Inamed Merger was canceled and converted into the right to receive, per Inamed share, $84.00 in cash or 0.8498 of a share of Allergan common stock (together with the associated preferred stock purchase rights), at the election of the holder and subject to proration to the extent former Inamed stockholders request cash for more than 45% of the aggregate Inamed Shares canceled in the Inamed Merger or Allergan common stock for more than 55% of the aggregate Inamed Shares canceled in the Inamed Merger. The aggregate amount of cash payable in the Inamed Merger is approximately $85.64 million and the aggregate number of shares of Allergan common stock to be issued in connection with the Inamed Merger is 1,058,969 shares. These numbers do not include shares of Allergan common stock and cash that will be paid to optionholders for outstanding options to purchase an additional approximately 1.0 million Inamed Shares which were cancelled in the Inamed Merger and converted into the right to receive an amount of cash equal to 45% of the “in the money” value of the option and a number of shares of Allergan common stock with a value equal to 55% of the “in the money” value of the option.
     A copy of the press release issued by Allergan regarding the above is attached hereto as Exhibit (a)(1)(CC) and the information in the press release is incorporated herein by reference.
Delisting of Inamed Common Stock
     In connection with the completion of the Inamed Merger, the Inamed common stock was delisted from the Nasdaq stock market, effective prior to the opening of trading on Thursday, March 23, 2006.
Proration
     Of the aggregate Inamed Shares validly tendered, 0.18% were tendered subject to cash elections and 99.82% were tendered subject to elections for Allergan common stock (including deemed elections of Allergan common stock by non-electing stockholders), and therefore the Allergan common stock consideration is oversubscribed. As a result, elections for Allergan common stock will be prorated so that Inamed stockholders will receive Allergan common stock for 55.10% of the aggregate Inamed Shares tendered subject to valid stock elections, with cash paid in respect of fractional shares of Allergan common stock, and the remaining Inamed Shares tendered pursuant to valid stock elections will be exchanged for cash at $84.00 per Inamed Share. On a per Inamed Share basis, this proration ratio will result in each Inamed Share tendered pursuant to a valid stock election being exchanged for 0.46825 of a share of Allergan common stock and $37.71 in cash.
     There will be no proration of Inamed Shares tendered for cash.
Financing
     On March 20, 2006, Allergan entered into a credit agreement (the “Bridge Facility”) among Offeror, as borrower, Allergan, as guarantor, Bank of America, N.A. (“Bank of America”), as Administrative Agent, Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”) and Banc of America Securities LLC, as Joint Lead Arrangers, Joint Bookrunners and Syndication Agents, and Citicorp North America, Inc. (“Citicorp”) and Goldman Sachs Credit Partners L.P. (“Goldman Sachs” and together with Bank of America, Morgan Stanley and Citicorp, the “Lenders”), as Documentation Agents, pursuant to which the Lenders collectively agreed to lend Offeror up to $1,100,000,000. On March 23, 2006, Banner borrowed $825,000,000 under the Bridge Facility.
     The proceeds of the Bridge Facility will be used to fund a portion of the cash consideration to be paid to former stockholders of Inamed in the Offer and the Inamed Merger. All borrowings under the Bridge Facility will be due and payable on March 19, 2007. Offeror also is required to repay borrowings under the Bridge Facility in the event of certain sales or other dispositions of the property of Allergan or its subsidiaries, the incurrence by Allergan or its subsidiaries of additional indebtedness (subject to certain limitations set forth in the Bridge Facility) or the sale of any equity security (subject to certain limitations set forth in the Bridge Facility).
     Borrowings under the Bridge Facility are unsecured, but Offeror’s obligations under the Bridge Facility are unconditionally guaranteed by Allergan.
     Borrowings under the Bridge Facility will bear interest at either a base rate or a Eurodollar rate, at Allergan’s option. Base rate loans will bear interest at a rate equal to (a) the greater of (i) the prime rate and (ii) the sum of the federal funds rate plus 1/2%, plus (b) a base rate margin. Eurodollar loans will bear interest at a rate equal to (a) the London Interbank Offered Rate plus (b) a Eurodollar margin. The base rate margin and the Eurodollar margin vary based on the ratings assigned by Standard & Poor’s or Moody’s to Allergan’s senior unsecured long-term debt securities. On March 20, 2006, the base rate margin was 0 basis points and the Eurodollar margin was 40 basis points. Interest on base rate loans will be payable quarterly in arrears. Interest on Eurodollar loans will be payable on the last day of the applicable interest period or every three months, whichever is less.
     Amounts outstanding under the Bridge Facility may be prepaid at Banner’s option without premium or penalty, subject to the payment of customary breakage fees in connection with the prepayment of a Eurodollar rate loan.
     The Bridge Facility contains covenants that, among other things, limit the ability of Allergan and its subsidiaries to:
•	incur or guarantee indebtedness;

•	incur certain liens;

•	enter into certain transactions with affiliates; or

•	enter into certain asset sales, acquisitions or mergers.
     The Bridge Facility requires compliance with certain financial covenants (in each case calculated as set forth in the Bridge Facility), including covenants regarding Allergan’s subsidiary debt, consolidated debt to capitalization ratio and consolidated net worth.
     The Bridge Facility contains customary events of default, including:
•	failure to make required payments;

•	failure to comply with certain material covenants;

•	material inaccuracies in representations and warranties;

•	a default on other indebtedness exceeding $40,000,000 in the aggregate;

•	a change in control of Allergan;

•	events of bankruptcy and insolvency; and

•	failure to pay judgments or orders in excess of $75,000,000.
     The foregoing description of the Bridge Facility is qualified in its entirety by the Bridge Facility, a copy of which is attached as hereto as Exhibit (b)(2) and incorporated herein by this reference.
Although no definitive plan or arrangement has been made for repayment of borrowings under the Bridge Facility, Allergan expects that the borrowings will be repaid with cash flow from operations and funds from alternative funding sources.
Incorporation by Reference
      In addition, the information set forth below regarding Allergan and Inamed is incorporated by reference into these Items 1 through 11. The SEC allows Allergan and Offeror to incorporate information into this Schedule TO “by reference,” which means that Allergan and Offeror can disclose important information to Inamed stockholders by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule TO, except for any information amended or superseded by information contained in, or incorporated by reference into, this Schedule TO. These incorporated documents contain important information about Allergan and Inamed and their financial condition.
Allergan Filings (File No. 1-10269):

Allergan Information Incorporated by Reference	Period Covered or Date of Filing

Annual Report on Form 10-K	Fiscal year ended December 31, 2005, as filed with the SEC on March 6, 2006

The description of Allergan common stock set forth in Allergan’s Registration Statement on Form 8-A, filed with the SEC on June 12, 1989, including all amendments and reports filed for the purpose of updating such description.

The description of Allergan preferred stock purchase rights set forth in Allergan’s Registration Statement on Form 8-A12B, filed with the SEC on February 1, 2000, including all amendments or reports filed for the purpose of updating such description.

Current Reports on Form 8-K	Filed with the SEC on:

	• February 3, 2006 • March 10, 2006	• March 3, 2006 • March 23, 2006

Inamed Filings (File No. 001-9741):

Inamed Information Incorporated by Reference	Period Covered or Date of Filing

Annual Report on Form 10-K.	Fiscal year ended December 31, 2005, as filed with the SEC on March 22, 2006

The description of Inamed’s common stock set forth in Inamed’s Registration Statement on Form 8-A, filed with the SEC on October 14, 1987, including all amendments and reports filed for the purpose of updating such description.

The description of Inamed’s stock purchase rights set forth in Inamed’s Registration Statement on Form 8-A, filed with the SEC on June 10, 1997, including all amendments and reports filed for the purpose of updating such description.
      Neither Allergan nor Offeror has any knowledge that would indicate that any statements contained herein or incorporated by reference from Inamed’s publicly filed reports and documents regarding Inamed’s business, operations, financial condition or other condition, are inaccurate, incomplete or untrue. However, no assurance can be given that publicly available information concerning Inamed does not contain errors, and neither Allergan nor Offeror was involved in the preparation of such information and statements. Nothing in this Schedule TO shall be deemed to incorporate information furnished but not filed with the SEC.
Item 12. Exhibits.
     Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(CC)	Press release issued by Allergan on March 20, 2006 (incorporated by reference to Allergan’s filing with the SEC on March 20, 2006 pursuant to Rule 425)

(b)(2)	Credit Agreement, dated as of March 20, 2006, among Banner Acquisition, Inc., as borrower, Allergan, Inc., as guarantor, Bank of America, N.A. as Administrative Agent, Morgan Stanley Senior Funding, Inc. and Banc of America Securities LLC, as Joint Lead Arrangers, Joint Bookrunners and Syndication Agents, and Citigroup North America, Inc. and Goldman Sachs Credit Partners L.P., as Documentation Agents (incorporated by reference to Exhibit 10.1 to Allergan’s Form 8-K filed with the SEC on March 23, 2006).

Item 13. Information Required by Schedule 13E-3.
     Not applicable.

2

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLERGAN, INC.
/s/ MATTHEW J. MALETTA

By:	Matthew J. Maletta
Vice President,
Assistant General Counsel and Assistant Secretary

INAMED CORPORATION (f/k/a Banner Acquisition, Inc.)
/s/ MATTHEW J. MALETTA

By:	Matthew J. Maletta
Assistant Secretary

Date: March 23, 2006

3

INDEX TO EXHIBITS

(a)(1)(A)	Form of Letter of Election and Transmittal(1)

(a)(1)(B)	Form of Notice of Guaranteed Delivery(1)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(1)

(a)(1)(D)	Form of Letter to Clients(1)

(a)(1)(E)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9(1)

(a)(1)(F)	Press release issued by Allergan on November 15, 2005 (incorporated by reference to Exhibit 99.1 to Allergan’s Form 8-K filed with the SEC on November 15, 2005)

(a)(1)(G)	Investor Slide Presentation (incorporated by reference to Allergan’s filing with the SEC on November 15, 2005 pursuant to Rule 425)

(a)(1)(H)	Transcript of the Conference Call of Allergan held on November 15, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 16, 2005 pursuant to Rule 425)

(a)(1)(I)	Acquisition Fact Sheet (incorporated by reference to Allergan’s filing with the SEC on November 15, 2005 pursuant to Rule 425)

(a)(1)(J)	Form of Letters sent to Allergan’s Therapeutic and Aesthetic Customers, respectively, on November 15, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 15, 2005 pursuant to Rule 425)

(a)(1)(K)	Product Fact Sheets (incorporated by reference to Allergan’s filing with the SEC on November 16, 2005 pursuant to Rule 425)

(a)(1)(L)	Press release issued by Allergan on November 17, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 17, 2005 pursuant to Rule 425)

(a)(1)(M)	Press release issued by Allergan on November 21, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 21, 2005 pursuant to Rule 425)

(a)(1)(N)	Press release issued by Allergan on December 6, 2005 (incorporated by reference to Allergan’s Form 8-K filed with the SEC on December 7, 2005)

(a)(1)(O)	Irrevocable offer letter of Allergan dated December 5, 2005 including the attached Agreement and Plan of Merger (incorporated by reference to Exhibits 99.1 and 99.2 to Allergan’s Form 8-K filed with the SEC on December 7, 2005)

(a)(1)(P)	Press release issued by Allergan on December 13, 2005 (incorporated by reference to Allergan’s filing with the SEC on December 14, 2005 pursuant to Rule 425)

(a)(1)(Q)	Press release issued by Allergan on December 16, 2005 (incorporated by reference to Allergan’s filing with the SEC on December 19, 2005 pursuant to Rule 425)

(a)(1)(R)	Joint press release issued by Allergan and Inamed on December 20, 2005 (incorporated by reference to Exhibit 99.1 to Allergan’s Form 8-K filed with the SEC on December 21, 2005)

(a)(1)(S)	Press release issued by Allergan on January 9, 2006 (incorporated by reference to Allergan’s filing with the SEC on January 10, 2006 pursuant to Rule 425)

(a)(1)(T)	Investor Slide Presentation (incorporated by reference to Allergan’s filing with the SEC on January 10, 2006 pursuant to Rule 425)

(a)(1)(U)	Press release issued by Allergan on January 16, 2006 (incorporated by reference to Allergan’s filing with the SEC on January 17, 2006 pursuant to Rule 425)

(a)(1)(V)	Press release issued by Allergan on January 23, 2006 (incorporated by reference to Allergan’s filing with the SEC on January 23, 2006 pursuant to Rule 425)

(a)(1)(W)	Excerpts relating to the proposed acquisition from Allergan’s 2005 Fourth Quarter Earnings conference call held on February 2, 2006 (incorporated by reference to Allergan’s filing with the SEC on February 3, 2006 pursuant to Rule 425)

(a)(1)(X)	Press release issued by Allergan on February 6, 2006 (incorporated by reference to Allergan’s filing with the SEC on February 6, 2006 pursuant to Rule 425)

(a)(1)(Y)	Press release issued by Allergan on February 21, 2006 (incorporated by reference to Allergan’s filing with the SEC on February 21, 2006 pursuant to Rule 425)

(a)(1)(Z)	Press release issued by Allergan on March 6, 2006 (incorporated by reference to Allergan’s filing with the SEC on March 6, 2006 pursuant to Rule 425)

(a)(1)(AA)	Press release issued by Allergan on March 8, 2006 (incorporated by reference to Allergan’s filing with the SEC on March 8, 2006 pursuant to Rule 425)

(a)(1)(BB)	Press release issued by Allergan on March 13, 2006 (incorporated by reference to Allergan’s filing with the SEC on March 13, 2006 pursuant to Rule 425)

(a)(1)(CC)	Press release issued by Allergan on March 20, 2006 (incorporated by reference to Allergan’s filing with the SEC on March 20, 2006 pursuant to Rule 425)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)(A)	Prospectus registering the offer and sale of the Allergan common stock to be issued in the Offer(3)

(a)(5)	Summary advertisement as published in the Wall Street Journal on November 21, 2005(4)

(b)(1)	Financing Commitment Letter(3)

(b)(2)	Credit Agreement, dated as of March 20, 2006, among Banner Acquisition, Inc., as borrower, Allergan, Inc., as guarantor, Bank of America, N.A. as Administrative Agent, Morgan Stanley Senior Funding, Inc. and Banc of America Securities LLC, as Joint Lead Arrangers, Joint Bookrunners and Syndication Agents, and Citigroup North America, Inc. and Goldman Sachs Credit Partners L.P., as Documentation Agents (incorporated by reference to Exhibit 10.1 to Allergan’s Form 8-K filed with the SEC on March 23, 2006).

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2005, by and among Allergan, Offeror and Inamed (incorporated by reference to Exhibit 99.2 to Allergan’s Form 8-K filed with the SEC on December 21, 2005)

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of December 20, 2005, by and among Allergan, Offeror and Inamed, entered into as of March 10, 2006(4)

(g)	Not applicable

(h)(1)	Tax opinion of Gibson, Dunn & Crutcher LLP(2)

(1)	Incorporated by reference to the Registration Statement.
(2)	Incorporated by reference to Amendment No. 2 to the Registration Statement.

(3)	Incorporated by reference to Amendment No. 3 to the Registration Statement.

(4)	Previously filed with this Schedule TO.